Filed by Tyco International Ltd. pursuant
to Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

Dear Colleagues,

It has been just over a week since we announced the exciting news of our agreement to acquire Broadview Security in a stock and cash deal valued at approximately $2 billion. As Tyco’s largest acquisition in many years, the announcement of this strategic move to strengthen our position in the competitive North American residential and commercial security industry attracted significant interest among investors, the news media and our employees. We anticipate that this transaction will close in the second half of our fiscal 2010 subject to government regulatory review and the approval of Broadview shareholders, and we look forward to combining Broadview with our ADT North America business.

In the meantime, we are very focused on Tyco’s operating performance in this challenging economic environment. Earlier today, we announced our first-quarter results which included better revenue and earnings per share than we expected when we provided our guidance in early November. While we are pleased with these results, it is important to keep in mind that Tyco’s organic revenue declined nearly 10% or $400 million in the first quarter and we expect a decline in the range of 6-8% in the second quarter. In addition, despite our strong first-quarter EPS, we are maintaining our full-year guidance of $2.30 to $2.50 per share. The key takeaway here is that, despite some signs of recovery in the global economy, we expect to see continued softness in our businesses through at least the first half of our 2010 fiscal year.

Taking a closer look at our businesses, we are seeing an increase in quoting activity although that encouraging trend has not yet translated into a meaningful increase in order activity. As a result, we are continuing to focus on cost management and restructuring efforts as well as growing our service business, which now represents 40% of our total revenue. These actions have largely offset the impact of lower revenue in our product and systems installation businesses across the company.

In addition to these priorities, we are making good progress on other fronts as well:

•                 We continue to invest in research and development and sales and marketing to enhance our competitive position in our global platforms;

•                 We are carefully adjusting our cost structure to meet our revenue outlook;

•                 We are maintaining a strong balance sheet and financial flexibility; and

•                 We have a strong cash position, and we are committed to deploying our cash to fund our internal growth initiatives, productivity moves and bolt-on acquisitions.

My senior management team and I are focused on staying close to our businesses during this critical time. To that end, we meet regularly with our teams across the company to review their strategies, performance and priorities. In the coming weeks, I look forward to meeting with our emerging markets councils in the Middle East and India and our Flow Control, Fire and Security teams in Europe.

Despite the uncertainties about the economy, this is an exciting time for us to take advantage of the opportunities we have to position our businesses for success over the long term. I continue to be impressed with the commitment and dedication of our employees to serve our customers. In the pages of our newly released 2009 annual report, for example, we profile three important customers in our Fire, Security and Flow Control businesses and the Tyco employees who are dedicated to understanding and meeting their needs. To those employees and to all of you, thanks for your hard work and commitment to our company.

Regards,

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Tyco and Brink’s Home Security Holdings (operating as Broadview) will be submitted to the shareholders of Brink’s Home Security Holdings for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Brink’s Home Security Holdings that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of Brink’s Home Security Holdings. INVESTORS AND SECURITY HOLDERS OF BRINK’S HOME SECURITY HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco and Brink’s Home Security Holdings through the Web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s Web site at http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.

Tyco, Brink’s Home Security Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2009 annual meeting of shareholders, filed with the SEC on January 15, 2009. Information regarding Brink’s Home Security Holdings’ directors and executive officers is set forth in Brink’s Home Security Holdings’ proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties, including risks and uncertainties related to the benefits from, or completion of, the proposed merger transaction. Such risks and uncertainties, include, but are not limited to: failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the proposed merger transaction, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the proposed merger transaction, failure to realize the expected benefits of the proposed merger transaction, negative effects of announcement or consummation of the proposed merger transaction on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the proposed merger transaction, unanticipated expenses such as litigation or legal settlement expenses, and tax law changes. Actual results could differ materially. For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540 or at Tyco’s Web site at http://investors.tyco.com/ under the heading “Investor Relations” and then under the heading “SEC Filings”.  Tyco does not undertake any duty to update any forward-looking statement to conform this statement to actual results or changes in the company’s expectations, except as required by law.